

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Jison Lim
Director and Chairman
Ten-League International Holdings Ltd
16 Gul Drive
Singapore 629467

>   **Re: Ten-League International Holdings Ltd**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed February 23, 2024**
>   **File No. 333-275240**

Dear Jison Lim:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1, Filed February 23, 2024

Consolidated Statements of Changes in Shareholders' Equity, page F-5

1.   We note your disclosure here and elsewhere in your filing that 27,796,502 shares are outstanding from January 1, 2021 to prior to the offering. We also noted you retrospectively adjusted for the February 16, 2024 stock split and share surrender transaction. Please provide your calculation of how you computed the revised outstanding shares and the guidance you relied upon to support your accounting.

Please contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louise L. Liu